EXHIBIT 99.2

333 East Main Street
Midland, Michigan 48460
Telephone: (517) 839-5350

Dear Fellow Shareholder:

          On behalf of the board of directors of Chemical Financial Corporation, we cordially invite you to attend the Special Meeting of Shareholders of Chemical Financial Corporation to be held on:

Monday, December 18, 2000 2:00 p.m. local time Midland Center for the Arts 1801 W. St. Andrews Drive Midland, Michigan

for the purpose of considering and acting upon:
1.

The approval and adoption of a proposed amendment to Article 3 of Chemical's Restated Articles of Incorporation that would increase Chemical's authorized capital stock from 18 million shares of common stock to 30 million shares of common stock;

2.

The approval and adoption of the Agreement and Plan of Merger, dated as of August 21, 2000, between Chemical Financial Corporation and Shoreline Financial Corporation, pursuant to which Shoreline will merge into Chemical and each share of Shoreline common stock will be converted into 0.64 of one share of Chemical common stock (and cash in lieu of fractional shares); and

3.	Such other matters as may properly come before the special meeting or any adjournments or postponements thereof.

          The substance of the proposed amendment and the terms of the merger agreement, as well as other important information relating to Chemical and Shoreline, are contained in the attached prospectus and joint proxy statement. Please give this document your careful attention. The Board of Directors of Chemical has approved the proposed amendment to Article 3 and the merger agreement and unanimously recommends that Chemical's shareholders vote "FOR" their approval and adoption. Only holders of Chemical common stock as of the close of business on November 10, 2000 are entitled to vote at the special meeting.

          This notice and the attached prospectus and joint proxy statement and the accompanying form of proxy are being mailed on or about November 17, 2000. Because of the significance of the proposed merger to Chemical, your vote at the special meeting, either in person or by proxy, is especially important. Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage-paid envelope. You may revoke your proxy at any time before the special meeting, as more fully explained in the attached prospectus and joint proxy statement. Thank you for your prompt attention to this important matter.

Sincerely,

Alan W. Ott Chairman of the Board	Aloysius J. Oliver President and Chief Executive Officer

Midland, Michigan
November 15, 2000